SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 6 August, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 6 August, 2014.

PRESS RELEASE	6 August 2014

ING records 2Q14 underlying net profit of EUR 1,181 million

•	ING Group 2Q14 underlying net profit of EUR 1,181 million from EUR 901 million in 2Q13 and EUR 988 million in 1Q14

•	2Q14 net result EUR 1,067 million, or EUR 0.28 per share, including special items, discontinued operations and divestments

•	Given ING’s priority to repay the Dutch State, an interim dividend on common shares will not be paid in 2014

•	Bank 2Q14 underlying result before tax of EUR 1,278 million, up 11.4% from 2Q13 and 8.7% higher than 1Q14

•	2Q14 results reflect solid income despite adverse CVA/DVA impacts and deconsolidation of Vysya; risk costs declined further

•	Strong customer focus generated EUR 7.4 billion in net lending and attracted EUR 7.4 billion of net funds entrusted

•	Capital position further strengthened with a fully-loaded common equity Tier 1 ratio of 10.5% as of 30 June 2014

•	NN Group 2Q14 result before tax of EUR 310 million, up from EUR 113 million in 2Q13 and EUR -372 million in 1Q14

•	2Q14 operating result ongoing business of EUR 249 million; 2Q14 underlying result before tax improved to EUR 337 million

•	ING Group has substantially completed its repositioning as a bank

•	NN Group successfully listed on Euronext Amsterdam in early July; ING Group stake in NN Group reduced to 68.1%

•	EUR 8.1 billion market values of ING’s stakes in Voya and NN Group comfortably exceed ING’s EUR 2.4 billion pro-forma core debt

•	Remaining 10% stake in SulAmérica sold in 2Q14, completing the divestment of ING Group’s holding

•	ING Group reclassified into the Banks subsector in 2Q14 by ICB, one of the world’s leading classification benchmarks

CEO STATEMENT

“The successful IPO of NN Group in early July was a pivotal moment for ING Group,” said Ralph Hamers, CEO of ING Group. “This step represents the final major transaction in our restructuring and in the repositioning of ING as a leading European bank. It has unlocked significant financial flexibility for the Group, with the EUR 8.1 billion combined market values of our remaining stakes in NN Group and Voya Financial, Inc. comfortably exceeding the pro-forma Group core debt of EUR 2.4 billion.”

“ING Group’s second-quarter financial performance was strong, with an underlying net result of EUR 1,181 million that was primarily attributable to ING Bank. The Bank’s quarterly underlying result before tax was EUR 1,278 million, up 11.4% year-on-year and 8.7% sequentially. The improvement compared with both prior quarters mainly reflects solid income generation, despite the impact of negative CVA/DVA adjustments and the deconsolidation of ING Vysya Bank, and a further decline in risk costs. ING Bank’s underlying return on IFRS-EU equity rose to 10.7% for the first half of 2014, which is within the Ambition 2017 target-range for return on IFRS-EU equity of 10-13%. ING Bank’s capitalisation strengthened further, leading to a fully-loaded common equity Tier 1 ratio of 10.5% at the end of June.”

“Our unwavering commitment to our customers contributed to robust business growth during the quarter, with ING Bank extending EUR 7.4 billion of net lending and attracting EUR 7.4 billion of net funds entrusted. During the first six months of 2014, ING Bank gained over half a million new individual customers, demonstrating the strength of our franchise and the attractiveness of our customer proposition. In May, ING Direct Spain celebrated its 15th anniversary and recently welcomed its three-millionth customer. We are grateful that our customers choose to do business with us and we remain committed to supporting their financial needs anytime, anywhere, and making the experience of banking with us truly differentiating. I am convinced that our Chief Innovation Officer will drive our strategic innovation agenda and think beyond traditional banking to serve our customers’ changing needs.”

“The 2 July listing of NN Group marked the official beginning of the company’s standalone future. We congratulate NN Group on this milestone and wish CEO Lard Friese and his team every success. For the second quarter of 2014, ING continued to consolidate 100% of NN Group in our results. The underlying result before tax of NN Group improved to EUR 337 million from EUR 101 million in the second quarter of 2013 and EUR 210 million in the previous quarter. As a result of the IPO, ING Group’s stake in NN Group was reduced to 68.1%; this change will be reflected in our third-quarter shareholders’ equity.”

“We are very proud of the progress that we have made with the restructuring over the past several years, which has brought ING Group well into the end stage of our transformation. We are moving forward as a stronger, simpler and more sustainable company. I am confident that we are well placed to achieve the strategic priorities of ING Bank while continuing to serve our customers and the communities in which we operate to the best of our ability.”

ING GROUP CONSOLIDATED RESULTS

ING Group key figures

	2Q2014	2Q2013[1]	Change	1Q2014	Change	1H2014	1H2013[1]	Change
Profit and loss data (in EUR million)
Underlying result before tax ING Bank	1,278	1,147	11.4%	1,176	8.7%	2,454	2,316	6.0%
Operating result ongoing business NN Group	249	268	-7.1%	274	-9.1%	522	438	19.2%
Non-operating items ongoing business NN Group	10	-71		-28		-18	-56
Japan Closed Block VA	79	-97		-36		43	65	-33.8%
Underlying result before tax Insurance Other	5	-7		-2		3	88	-96.6%

Underlying result before tax ING Group	1,620	1,241	30.6%	1,384	17.1%	3,004	2,852	5.3%

Underlying net result ING Group	1,181	901	31.1%	988	19.5%	2,169	2,071	4.7%

Net gains/losses on divestments	-3	-16		-1,764		-1,767	923
Net result from divested units							-38
Net result from discontinued operations Insurance/IM Asia	2	65		5		7	131
Net result from discontinued operations Voya Financial	22	-23		53		75	-218
Special items	-135	-33		-1,200		-1,335	-79

Net result	1,067	895	19.2%	-1,917		-851	2,791	-130.5%

Net result per share (in EUR)[2]	0.28	0.23	21.7%	-0.50		-0.22	0.73	-130.1%

Capital ratios (end of period)
Shareholders’ equity (in EUR billion)				45	6.8%	48	50	-2.3%
ING Group debt/equity ratio				7.3%		8.6%	7.2%
Bank common equity Tier 1 ratio phased in				10.0%		10.8%	n.a.
Bank common equity Tier 1 ratio fully loaded				10.1%		10.5%	n.a.
NN Group IGD Solvency I ratio[3]				245%		272%	255%

Other data (end of period)
Underlying return on equity based on IFRS-EU equity[4]	10.1%	7.0%		8.7%		9.4%	7.9%
Employees (FTEs, end of period, adjusted for divestments)				75,606	-14.5%	64,649	76,589	-15.6%

[1]	The figures of this period have been restated to reflect the change in accounting policy, i.e. the move towards fair value accounting for Guaranteed Minimum Death Benefits for life in the Japan Closed Block VA as of 1 January 2014.
[2]	Result per share differs from IFRS earnings per share in respect of attributions to the core Tier 1 securities.
[3]	The 30 June 2014 capital ratios are not final until filed with the regulators.
[4]	Annualised underlying net result divided by average IFRS-EU shareholders’ equity.

Note: Underlying figures and Operating results are non-GAAP measures. These are derived from figures according to IFRS-EU by excluding impact from divestments, discontinued operations and special items and, for Operating results only, gains/losses and impairments, revaluations and market & other impacts.

ING Group posted an underlying net result of EUR 1,181 million in the second quarter of 2014 compared with EUR 901 million in the same quarter of 2013 and EUR 988 million in the first quarter of 2014.

ING Group’s strong second-quarter results were driven primarily by ING Bank, which reported an underlying result before tax of EUR 1,278 million, up 11.4% year-on-year and 8.7% higher sequentially. The improvement in the Bank’s results compared with both prior periods mainly reflects solid income generation and a further decline in risks costs. ING Bank’s interest margin was 1.46%, up four basis points compared with the second quarter of 2013, but four basis points lower than in the previous quarter. ING Bank’s underlying return on IFRS-EU equity for the second quarter of 2014 was 11.1%; for the first six months of 2014, it was 10.7%.

ING Bank’s commitment to supporting its customers’ financial needs was evident in the strong commercial momentum in the second quarter of 2014. ING Bank extended EUR 7.4 billion of total net lending (adjusted for currency impacts and additional transfers of WUB mortgages to NN Bank) to retail and corporate clients. Lending growth was funded by EUR 7.4 billion of net funds entrusted, which were generated by all regions within Retail Banking.

4 ING GROUP PRESS RELEASE 2Q2014

The second-quarter 2014 operating result for the ongoing business of NN Group was EUR 249 million, and the quarterly underlying result before tax was EUR 337 million. As of the second quarter of 2014, NN Group publishes its own standalone quarterly earnings release. For more information, please visit: www.nn-group.com

ING Group’s second-quarter net result was EUR 1,067 million, compared with EUR 895 million in the second quarter of 2013. In the first quarter of 2014, ING Group reported a EUR 1,917 million net loss, primarily due to the impact of the deconsolidation of Voya Financial, Inc. and a special item due to the successful finalisation of the agreement to make ING’s closed defined benefit pension plan in the Netherlands financially independent.

In the second quarter of 2014, special items after tax totalled EUR -135 million. This amount mainly consists of the second payment of EUR 101 million related to the nationalisation of SNS and EUR 16 million for the previously-announced restructuring programmes in Retail Netherlands. The net results from the discontinued operations of Voya Financial and Insurance/IM Asia were EUR 22 million and EUR 2 million, respectively. Net gains/losses on divestments were negligible.

ING Group’s second-quarter 2014 net result per share was EUR 0.28. The Group’s underlying net return on IFRS-EU equity was 10.1% for the quarter and 9.4% for the first six months of 2014.

Subsequent event

NN Group initial public offering (IPO)

On 2 July 2014, ING sold 77 million existing ordinary shares in the initial public offering of NN Group at EUR 20.00 per share. On 10 July 2014, the joint global coordinators, on behalf of the underwriters, exercised an over-allotment option to purchase 11.55 million of additional existing shares in NN Group at the same price. At the time of the IPO, a first tranche of EUR 450 million of the mandatorily exchangeable subordinated notes (the pre-IPO investments from the three Asian-based investment firms RRJ Capital, Temasek and SeaTown Holdings International) was exchanged into NN Group shares. The remaining two tranches (each for an aggregate amount of EUR 337.5 million) will be mandatorily exchanged into NN Group shares from 2015 onwards.

Total gross proceeds from the NN Group IPO, including the exchange of the first tranche of subordinated notes into NN Group shares and the over-allotment option, amount to EUR 2.2 billion.

As a result of the above, ING’s ownership in NN Group declined from 100% to 68.1%. This transaction did not impact the profit and loss account of ING Group, as NN Group will continue to be fully consolidated by ING Group. The transactions had a negative impact on shareholders’ equity of ING Group of EUR 4,264 million, which will be recognised in the third quarter of 2014. This amount includes:

•	EUR 2,590 million, being the difference between the net proceeds of the IPO to ING and the IFRS carrying value of the stake in NN Group divested in the IPO (including the exercise of the over-allotment option);

•	EUR 661 million, being the difference between the market value of the NN Group shares exchanged for the first tranche of the mandatorily exchangeable subordinated notes and the related IFRS carrying value; and

•	EUR 1,012 million, being the estimated difference between the market value of the NN Group shares to be exchanged for the second and third tranches of the mandatorily exchangeable notes and the related estimated IFRS carrying value.

If and when ING Group’s remaining interest in NN Group qualifies as held for sale and discontinued operations under IFRS, the presentation of NN Group in the consolidated financial statements of ING Group will change accordingly. Upon classification as held for sale, the carrying amount of the disposal group (or group of assets) is compared to their fair value less cost to sell. If the fair value less cost to sell is lower than the carrying value, this expected loss is recognised through a reduction of the carrying value of any goodwill related to the disposal group and the carrying value of certain other non-current non-financial assets to the extent that the carrying value of those assets exceeds their fair value. A remaining expected loss is only recognised in the profit and loss account upon a divestment resulting in deconsolidation.

Upon deconsolidation, the divestment result will reflect ING Group’s remaining share (at the transaction date) in the difference between the carrying value of NN Group and the fair value, plus ING Group’s share in unrealised revaluations in equity plus the currency translation reserve related to NN Group. The actual divestment result depends on a number of variables, including the share price, the carrying value of NN Group, the level of unrealised reserves in equity and the stake held by ING Group at the date of the transaction. Such a divestment could have a sizeable impact on the profit and loss account and shareholders’ equity of ING Group.

ING GROUP PRESS RELEASE 2Q2014     5

BANKING

Banking key figures

In EUR million	2Q2014	2Q2013	Change	1Q2014	Change	1H2014	1H2013	Change
Profit & loss
Interest result	2,985	3,006	-0.7%	3,027	-1.4%	6,012	5,922	1.5%
Commission income	595	582	2.2%	560	6.3%	1,155	1,136	1.7%
Investment income	38	52	-26.9%	105	-63.8%	144	176	-18.2%
Other income	163	212	-23.1%	125	30.4%	287	483	-40.6%

Total underlying income	3,781	3,853	-1.9%	3,818	-1.0%	7,599	7,716	-1.5%

Staff and other expenses	2,072	2,064	0.4%	2,161	-4.1%	4,233	4,158	1.8%
Intangibles amortisation and impairments	26	26	0.0%	13	100.0%	40	65	-38.5%

Operating expenses	2,098	2,090	0.4%	2,174	-3.5%	4,272	4,224	1.1%

Gross result	1,683	1,762	-4.5%	1,644	2.4%	3,326	3,492	-4.8%

Addition to loan loss provision	405	616	-34.3%	468	-13.5%	872	1,176	-25.9%

Underlying result before tax	1,278	1,147	11.4%	1,176	8.7%	2,454	2,316	6.0%

of which Retail Banking	870	664	31.0%	771	12.8%	1,642	1,271	29.2%
of which Commercial Banking	605	632	-4.3%	471	28.5%	1,075	1,318	-18.4%
of which Corporate Line	-197	-150		-66		-263	-274

Key figures
Underlying interest margin	1.46%	1.42%		1.50%		1.48%	1.40%
Underlying cost/income ratio	55.5%	54.3%		56.9%		56.2%	54.7%
Underlying risk costs in bp of average RWA	55	89		65		60	85
Risk-weighted assets (end of period)	293,399	277,632	5.7%	290,792	0.9%	293,399	277,632	5.7%
Return on equity based on IFRS-EU equity[1]	11.1%	9.5%		10.2%		10.7%	9.3%

[1]	Underlying net result divided by average IFRS-EU equity (annualised).

ING Bank posted a strong second-quarter result. The underlying result before tax was EUR 1,278 million, up 11.4% from a year ago and 8.7% higher than in the previous quarter, reflecting a further decline in risk costs and a healthy development in underlying income. Total underlying income declined 1.9% year- on-year, due to negative CVA/DVA impacts and the deconsolidation of ING Vysya Bank. Excluding these items, income rose by 3.1% year-on-year and 0.9% quarter-on-quarter, supported by strong volume growth in both lending and funds entrusted. The interest margin increased year-on-year, driven by higher margins on both lending and funds entrusted.

Total underlying income declined 1.9% year-on-year to EUR 3,781 million, including EUR 58 million of negative credit valuation and debt valuation adjustments (CVA/DVA) recorded in Commercial Banking and in the Corporate Line, compared with EUR 52 million of positive impacts a year ago. ING’s share in the net profit of ING Vysya Bank was EUR 9 million (recorded under other income), whereas the second quarter of last year included EUR 85 million of income from ING Vysya Bank, when it was still fully consolidated. Excluding these items, underlying income rose 3.1%, notably in Retail Benelux, Retail Germany and in the Industry Lending business within Commercial Banking. Compared with the previous quarter, which included EUR 66 million of negative CVA/DVA impacts, total underlying income was 1.0% lower. However, income rose 0.9% when excluding the impact from CVA/DVA and the deconsolidation of ING Vysya Bank.

ING Bank generated strong business growth in the second quarter of 2014, including a substantial increase in customer lending, which is consistent with its long-term ambition to increase the asset side of the balance sheet. Total net lending (adjusted for currency impacts and the additional transfer of WUB mortgages to NN Bank) rose by EUR 7.4 billion. The net production of residential mortgages was EUR 1.6 billion and was generated entirely outside of the Netherlands. Other lending rose by EUR 5.8 billion, of which EUR 3.9 billion was driven by growth in Structured Finance and General Lending. In Retail Banking, the net production of other lending was EUR 1.8 billion and was mainly attributable to Belgium and Poland. Lending growth was funded through customer deposits, with ING Bank reporting a EUR 7.4 billion net inflow of funds entrusted (adjusted for currency impacts) during the second quarter. Retail Banking generated EUR 7.8 billion of net inflows, with contributions from all regions. Commercial Banking reported a small net outflow of EUR 0.4 billion.

The underlying interest result slipped only marginally by 0.7% from a year ago, despite the deconsolidation of ING Vysya Bank and the transfer and sale of WUB portfolios to NN Group since mid-2013. The interest result was furthermore negatively affected by the accelerated amortisation of capitalised fees on issued debt related to the capital management activities of the Bank. The interest result on customer lending activities increased slightly as the impact of lower volumes (caused by the deconsolidation of ING Vysya Bank and the transfer and sale of WUB assets) was compensated by higher margins on both mortgages and other lending. Average volumes of funds entrusted grew, and margins on savings increased compared with a year ago. On a sequential basis, the underlying interest result decreased 1.4% due to the impact of ING Vysya Bank and lower interest results in the Corporate Line and Financial Markets. These impacts were the main reason for the decline of the underlying interest margin of the Bank to 1.46% from 1.50% in the first quarter of 2014. The interest margin on lending activities improved slightly, while the margin on funds entrusted decreased, reflecting margin pressure on savings and current accounts due to the low interest rate environment. The impact of a lower interest margin was in part offset by higher volumes.

6 ING GROUP PRESS RELEASE 2Q2014

Underlying operating expenses rose 0.4% year-on-year to EUR 2,098 million. However, excluding the deconsolidation impact of ING Vysya Bank in the current quarter and the Belgian bank taxes that were reported in the second quarter of 2013, operating expenses rose 3.3%. This was mainly due to higher pension costs, increased IT spending, and business growth in Retail International and Industry Lending. These increases were partly offset by the benefits from ongoing cost-saving initiatives and the transfer of WUB staff to NN Group as of mid-2013. Expenses declined 3.5% from the first quarter of 2014, which included EUR 94 million for the annual Belgian bank taxes, EUR 43 million of expenses related to ING Vysya Bank and a substantial release from provisions related to regulatory expenses booked in the Corporate Line. Excluding these items, operating expenses rose only marginally. The second-quarter underlying cost/income ratio for ING Bank was 55.5%, up from 54.3% a year ago. However, excluding the volatile CVA/DVA impacts in both quarters, the cost/income ratio improved slightly to 54.6% from 55.0% in the second quarter of 2013.

Risk costs declined further in the second quarter. ING Bank added EUR 405 million to the provision for loan losses in the second quarter of 2014, down from EUR 616 million a year ago and EUR 468 million in the previous quarter. The sequential decline mainly reflects lower net additions in Commercial Banking and Retail Germany, as well as the deconsolidation of ING Vysya Bank. The decline in Commercial Banking was particularly visible in Real Estate Finance and General Lending, whereas Structured Finance required higher net additions, mainly for the infrastructure and utilities industries. In Retail Germany, risk costs for the mortgage portfolio were lower, supported by the strong performance of the German economy and a lower probability of default. Risk costs in Retail Benelux were almost stable, as a decline in the Netherlands was offset by higher risk costs in Belgium. Risk costs for Dutch mortgages were 8.1% lower quarter-on-quarter at EUR 68 million. The increase of risk costs in Retail Belgium was mainly in business lending. Total NPLs at ING Bank rose to EUR 16.4 billion from EUR 15.9 billion in the first quarter of 2014; the NPL ratio rose slightly to 2.9% of total credit outstandings compared with 2.8% at the end of March. In the second quarter of 2014, total risk costs were 55 basis points of average risk-weighted assets versus 65 basis points in the previous quarter and 89 basis points in the second quarter of 2013.

Retail Banking had a strong underlying result before tax of EUR 870 million, up significantly from EUR 664 million in the second quarter of 2013. This improvement was driven by higher interest margins on lending and savings in most countries and lower risk costs. Expenses decreased, mainly reflecting the deconsolidation of ING Vysya Bank as per 31 March 2014. Compared with the first quarter of 2014, the result improved 12.8%. This was mainly due to a decrease in expenses, as the previous quarter included EUR 75 million of the annual Belgian bank taxes, which were recognised in full. Commercial momentum was robust in the second quarter, with EUR 7.8 billion net growth in funds entrusted and EUR 3.5 billion in net lending production.

Commercial Banking had a solid second quarter, fuelled by a strong performance from Structured Finance within Industry Lending. Commercial Banking reported a profit before tax of EUR 605 million, despite a EUR -47 million CVA/DVA impact. Excluding CVA/DVA, the result increased 17.9% from a year ago and was up 24.2% from the previous quarter due to decreasing risk costs and higher income. Excluding CVA/DVA impacts, income grew 1.3% year-on-year and 7.4% sequentially, supported by continued lending growth, particularly in Structured Finance. Risk costs continued their downward trend due to lower risk costs in Real Estate Finance.

Corporate Line Banking posted an underlying result before tax of EUR -197 million, which includes higher financing charges following the accelerated amortisation of capitalised fees on issued debt. This compares with EUR -150 million in the same quarter of 2013.

ING Bank’s second-quarter net result was EUR 806 million, which includes EUR -117 million of special items after tax. These items reflect the second payment of EUR 101 million related to the nationalisation of SNS, and another EUR 16 million for the previously announced restructuring programmes in Retail Netherlands.

The year-to-date underlying return on IFRS-EU equity rose to 10.7% from 9.3% in the first half of 2013. The improvement was caused by a 6.3% increase in the underlying net result combined with a decline in the average equity base, as dividend payments to ING Group and the write-down in the net pension asset outweighed net earnings. The Ambition 2017 target-range for return on IFRS-EU equity is 10-13%.

ING GROUP PRESS RELEASE 2Q2014     7

NN GROUP

NN Group key figures

In EUR million	2Q2014	2Q2013[1]	Change	1Q2014	Change	1H2014	1H2013[1]	Change
Operating result
Netherlands Life	148	199	-25.6%	147	0.7%	295	331	-10.9%
Netherlands Non-life	39	42	-7.1%	22	77.3%	61	39	56.4%
Insurance Europe	44	53	-17.0%	45	-2.2%	90	95	-5.3%
Japan Life	24	30	-20.0%	66	-63.6%	90	113	-20.4%
Investment Management	38	41	-7.3%	39	-2.6%	77	72	6.9%
Other[2]	-44	-97	n.a.	-46	n.a.	-91	-212	n.a.

Operating result ongoing business	249	268	-7.1%	274	-9.1%	522	438	19.2%

Non-operating items ongoing business	10	-71	n.a.	-28	n.a.	-18	-56	n.a.
Japan Closed Block VA	79	-97	n.a.	-36	n.a.	43	65	-33.8%
Special items before tax	-25	-12	n.a.	-572	n.a.	-597	-42	n.a.
Result on divestments and discontinued operations	-2	24	-108.3%	-11	n.a.	-13	1,053	-101.2%

Result before tax	310	113	174.3%	-372	n.a.	-63	1,459	-104.3%

Key Figures
New sales life insurance (APE)[3]	305	266	14.7%	439	-30.5%	744	664	12.0%
Total administrative expenses (ongoing business)	439	447	-1.8%	437	0.5%	876	907	-3.4%
Cost/income ratio ongoing business (Admin. expenses/Operating income)	37.1%	36.5%		35.2%		36.1%	36.9%
Combined ratio (Netherlands Non-life)[4]	98.5%	98.2%		100.2%		99.4%	102.4%
Investment Management AuM (end of period, in EUR billion)	177	176	0.6%	168	5.4%	177	176	0.6%
Net operating ROE (ongoing business)[5]	8.4%	10.5%		9.2%		8.8%	9.7%

Reconciliation from Operating result ongoing business to Underlying result before tax

In EUR million	2Q2014	2Q2013[1]	Change	1Q2014	Change	1H2014	1H2013[1]	Change
Operating result ongoing business	249	268	-7.1%	274	-9.1%	522	438	19.2%

Non operating items ongoing business	10	-71	n.a.	-28	n.a.	-18	-56	n.a.
Japan Closed Block VA	79	-97	n.a.	-36	n.a.	43	65	-33.8%

Underlying result before tax	337	101	233.7%	210	60.5%	547	448	22.1%

The NN Group results as included in ING Group’s consolidated results differ from the results as presented in the NN Group N.V. interim financial statements. This is caused by:

•	Required eliminations of results on intercompany transactions between ING Group and NN Group; and

•	The net gain on the sale of part of SulAmérica, which ING Group reports in ‘Insurance Other’ results and not in NN Group results. In the first quarter of 2014, the remaining interest in SulAmérica was transferred from NN Group to ING Group; and

•	The results of the NN Group segment ‘Insurance Other’ are reported by ING Group under ‘Insurance Other’ results and not in NN Group results. As from 2014 the segment ‘Insurance Other’ ceased to exist in NN Group.

[1]	The figures of this period have been restated to reflect the change in accounting policy, i.e., the move towards fair value accounting for Guaranteed Minimum Death Benefits reserves of the Japan Closed Block VA segment as of 1 January 2014.
[2]	Other comprises (the operating result of) the businesses of NN Bank and ING Re, the result of the holding company and certain other results.
[3]	Sum of annual premiums and 1/10th of single premiums sold in the period.
[4]	Excluding Mandema and Zicht broker businesses.
[5]	Net operating ROE is calculated as the (annualised) net operating result of the ongoing business divided by the average allocated equity of the ongoing business adjusted for revaluation reserves.

The operating result of the ongoing business of NN Group was EUR 249 million, down 7.1% from the second quarter of 2013. This mainly reflects lower operating income at Netherlands Life, partly mitigated by a reduction of the holding expenses and funding costs. On a sequential basis, the operating result of the ongoing business declined 9.1%, largely reflecting the seasonally higher result of Japan Life in the first quarter of the year. The result before tax improved significantly on both comparable quarters to EUR 310 million, largely driven by a higher result of Japan Closed Block VA and higher revaluations. On a constant currency basis, new sales (APE) were 22.1% higher than last year, with strong sales in all regions.

The operating result of Netherlands Life decreased to EUR 148 million from EUR 199 million in the second quarter of 2013, mainly due to lower operating income. The operating result was stable compared with the previous quarter, as seasonally higher dividends in the second quarter and lower administrative expenses offset lower fees and premium-based revenues which are typically higher in the first quarter of the year. The result before tax improved significantly on both comparable quarters. New sales (APE) increased 70.4% year-on-year due to higher pension contract renewals. The strong capital position of NN Life is reflected in a Solvency I ratio of 250%.

The operating result for Netherlands Non-life decreased to EUR 39 million from EUR 42 million in the second quarter of 2013, reflecting several large claims in Property & Casualty (P&C). Management actions to restore profitability combined with favourable claims development resulted in better results in Disability & Accident (D&A). Administrative expenses decreased 11.1% year-on-year, reflecting the successful transformation programme in the Netherlands. The second-quarter 2014 combined ratio was 98.5% compared with 98.2% in the same quarter of 2013. Compared with the previous quarter, the result improved from EUR 22 million, driven by a favourable claims experience in D&A.

8 ING GROUP PRESS RELEASE 2Q2014

The operating result of Insurance Europe was EUR 44 million, down EUR 9 million from a year ago, reflecting lower operating income, partly offset by lower expenses. On a sequential basis, the operating result was essentially stable as lower investment and technical margins were almost fully compensated by lower DAC amortisation and trail commissions. New sales were up 9.8%, excluding currency effects, on higher life sales across the region.

Japan Life’s operating result was EUR 24 million, down 14.3% year-on-year, excluding currency effects, on a lower investment margin and lower technical margin. Fees and premium-based revenues rose 12.2%, excluding currency effects, driven by higher sales and larger in-force volumes. The operating result decreased from EUR 66 million in the first quarter, which included seasonally higher fees and premium-based revenues. New sales (APE) rose 24.2%, excluding currency effects, as a result of the continuing economic recovery in Japan, higher agency productivity and channel diversification.

Assets under Management (AuM) for Investment Management increased to EUR 177 billion at the end of the second quarter, driven by favourable market performance as well as inflows in proprietary and third-party business. The operating result was down at EUR 38 million versus EUR 41 million in the same quarter of last year, mainly due to higher administrative expenses. On a sequential basis, the operating result fell 2.6% due to lower fee income.

The operating result of the segment ‘Other’ improved to EUR -44 million from EUR -97 million a year ago and EUR -46 million in the first quarter. The year-on-year improvement reflects both lower holding expenses and funding costs as well as an increase of the operating result at NN Bank and in the reinsurance business. On a sequential basis, the operating result improved by EUR 2 million.

Total second-quarter administrative expenses of the ongoing business were EUR 439 million, down 1.8% from a year ago and essentially flat compared with the previous quarter. Expenses declined year-on-year, despite higher NN Bank expenses, as a result of the partial transfer of WUB to NN Bank on 1 July 2013, which added EUR 15 million of expenses compared with the second quarter of last year. Excluding currency effects and the partial transfer of WUB to NN Bank, administrative expenses of the ongoing business fell 4.1%, mainly demonstrating the impact of the transformation programme in the Netherlands. In line with the IPO announcements, management aims to reduce administrative expenses in Netherlands Life, Netherlands Non-life and corporate/holding entities by EUR 200 million by 2016, compared with 2013. Cost reductions of EUR 75 million have been realised on a year-to-date basis.

The result before tax of NN Group increased to EUR 310 million compared with EUR 113 million in the second quarter of 2013 and EUR -372 million in the previous quarter. The year-on-year improvement is mainly attributable to a higher result of Japan Closed Block VA and higher revaluations. The previous quarter included a EUR -541 million special item related to the impact of the agreement to make ING’s closed defined benefit pension plan in the Netherlands financially independent.

Gains/losses and impairments were EUR -51 million and mainly consisted of impairments on public equity and real estate in Netherlands Life.

Revaluations totalled EUR 84 million and primarily included positive revaluations on private equity in Netherlands Life and Netherlands Non-life.

Market and other impacts amounted to EUR -24 million. The result in the current quarter reflects a negative movement in the provision for guarantees on separate account pension contracts (net of hedging) in Netherlands Life and a EUR 9 million one-off contribution to the new guarantee fund in Poland related to the pension reforms in that country. In July 2014, a refund of EUR 52 million was received from the guarantee fund that was discontinued as per 1 July 2014; this refund will be recognised in the third quarter of 2014.

The result before tax of Japan Closed Block VA was EUR 79 million compared with EUR -97 million a year ago and EUR -36 million in the previous quarter, reflecting positive hedge results.

Special items before tax amounted to EUR -25 million and mainly related to the transformation programme in the Netherlands.

The results from divestments and discontinued operations were negligible in the second quarter of 2014.

Total new sales (APE) at NN Group were EUR 305 million, up 22.1% from a year ago on a constant currency basis. Sales grew 24.2% in Japan Life, driven by the continued economic recovery in Japan, higher agency productivity and channel diversification. In Insurance Europe, sales grew 9.8% year-on-year mainly due to higher life sales across the region, partly offset by lower pension sales. APE rose 70.4% in Netherlands Life, driven by higher pension renewals. Compared with the previous quarter, sales declined 31.2% on a constant currency basis, as the first quarter of 2014 included seasonally higher life sales in Japan Life and corporate pension renewals in the Netherlands.

The net operating ROE for the ongoing business of NN Group decreased to 8.4% compared with 10.5% in the second quarter of 2013. This was mainly due to a higher adjusted average allocated equity base following the EUR 1 billion debt-to-equity conversion at the end of the fourth quarter of 2013 and a EUR 850 million capital injection in the second quarter of 2014 from ING Group, as well as a decrease in the net operating result.

ING GROUP PRESS RELEASE 2Q2014     9

BALANCE SHEET

Balance Sheet key figures

End of period, in EUR million	ING Group N.V.		ING Bank N.V.		NN Group N.V.		Voya Financial /Holdings / Eliminations
	30 June 14	31 Mar. 14	30 June 14	31 Mar. 14	30 June 14	31 Mar. 14	30 June 14	31 Mar. 14
Financial assets at fair value through P&L	177,493	166,374	133,198	124,132	44,516	42,360	-221	-118
Investments	161,465	146,414	94,439	82,565	67,025	63,684		165
Loans and advances to customers	539,517	532,141	513,488	507,774	27,111	25,905	-1,081	-1,538
Other assets	89,008	100,445	77,580	90,498	15,287	15,604	-3,861	-5,657

Total assets excl. assets held for sale	967,482	945,374	818,705	804,969	153,939	147,553	-5,164	-7,148

Assets held for sale	3,036	3,074			123	180	2,913	2,894

Total assets	970,517	948,448	818,705	804,969	154,062	147,734	-2,251	-4,255

Shareholders’ equity	48,461	45,380	34,124	32,341	16,939	14,682	-2,602	-1,643
Minority interests	616	625	557	539	60	72	-1	14
Non-voting equity securities	683	683					683	683

Total equity	49,760	46,688	34,681	32,880	16,999	14,754	-1,920	-946

Debt securities in issue	135,420	131,662	130,000	126,238			5,420	5,424
Insurance and investment contracts	116,036	113,836			116,031	113,836	5
Customer deposits/other funds on deposit	489,254	482,648	488,411	483,734	6,519	6,190	-5,676	-7,276
Financial liabilities at fair value through P&L	101,522	100,718	100,004	99,552	1,859	1,396	-341	-230
Other liabilities	78,521	72,878	65,609	62,565	12,650	11,540	261	-1,227

Total liabilities excl. liabilities held for sale	920,753	901,742	784,024	772,089	137,059	132,962	-331	-3,309

Liabilities held for sale	4	18			4	18

Total liabilities	920,757	901,760	784,024	772,089	137,063	132,980	-331	-3,309

Total equity and liabilities	970,517	948,448	818,705	804,969	154,062	147,734	-2,251	-4,255

ING Group

ING Group’s balance sheet increased by EUR 22 billion during the second quarter of 2014 to EUR 971 billion, reflecting strong commercial growth. Shareholders’ equity increased by EUR 3.1 billion to EUR 48.5 billion, or EUR 12.59 per share. This increase was mainly due to the quarterly profit of EUR 1.1 billion and positive revaluations of debt securities, mainly at NN Group.

ING Bank

ING Bank’s balance sheet increased by EUR 14 billion to EUR 819 billion, primarily due to robust commercial growth and including EUR 3 billion of currency impacts. Customer lending grew by EUR 5 billion at comparable currency rates. The funding profile improved due to a EUR 5 billion net inflow of savings and EUR 5 billion of long-term debt issuance, which was partly offset by EUR 2 billion of maturing debt. Shareholders’ equity strengthened by EUR 2 billion to EUR 34 billion. Cash previously placed at (central) banks was used to purchase CRD IV-eligible investments.

NN Group

Total assets of NN Group increased by EUR 5.6 billion (on a constant currency basis) over the second quarter of 2014 to EUR 154.1 billion. This was mainly caused by an increase in the market value of Financial assets at fair value and of Available-for-sale Investments. Shareholders’ equity rose by EUR 2.2 billion to EUR 16.9 billion, mainly reflecting a higher revaluation reserve debt securities and the EUR 850 million capital injection from ING Group.

10     ING GROUP PRESS RELEASE 2Q2014

CAPITAL MANAGEMENT

Capital ratios ING Group

In EUR million, unless stated otherwise	30 June 14	31 Mar. 14
Shareholders’ equity	48,461	45,380
Core Tier 1 securities	683	683
Group hybrid capital	6,036	7,486
Group leverage (core debt)	4,560	3,817

Total capitalisation (Bank and NN Group)	59,741	57,366

Required regulatory adjustments	-7,015	-5,081
Group leverage (core debt)	-4,560	-3,817

Adjusted equity	48,166	48,468

Debt/equity ratio	8.6%	7.3%
Total required capital	34,418	34,141
FiCo ratio (Voya full deduction)	156%	155%

Capital ratios ING Bank

In EUR million, unless stated otherwise	30 June 14	31 Mar. 14
Shareholders’ equity	34,124	32,341
Required regulatory adjustments	-3,008	-4,001
Prudential filters	531	642

Available common equity Tier 1 capital	31,647	28,982

Subordinated loans qualifying as Tier 1 capital[1]	4,235	5,118
Minority interests, counting as additional Tier 1 capital	-1,854	8

Available Tier 1 capital	34,028	34,108

Issued Tier 2 bonds[2]	9,411	9,964
Regulatory adjustments Tier 2	-479	-1,435

Available BIS capital	42,960	42,637

Risk-weighted assets	293,399	290,792

Common equity Tier 1 ratio fully loaded	10.5%	10.1%
Common equity Tier 1 ratio phased in	10.8%	10.0%

Tier 1 ratio phased in	11.6%	11.7%
Tier 1 ratio fully loaded	12.0%	11.9%
BIS ratio phased in	14.6%	14.7%

[1]	To be replaced in the coming years in line with the CRR/CRD IV grandfathering rules.
[2]	Of which EUR 5,529 million CRR/CRD IV compliant and EUR 3,882 million to be replaced in the coming years in line with the CRR/CRD IV grandfathering rules.

Capital ratios NN Group and NN Life

In EUR million, unless stated otherwise	30 June 14[1]	31 Mar. 14
Shareholders’ equity	16,939	14,682
Qualifying subordinated debt issued by NN Group to ING Group	1,809	2,394
Qualifying subordinated debt issued by NN Group	1,000
Required regulatory adjustments	-7,288	-6,110

Total capital base	12,460	10,966

EU required capital	4,578	4,468

IGD Solvency I ratio	272%	245%

Solvency I Capital Ratio NN Life	250%	235%

[1]	The 30 June 2014 capital ratios are not final until filed with the regulators.

As a result of the successful IPO of NN Group in July 2014, ING Group has unlocked significant financial flexibility in the final stage of its restructuring. Pro-forma Group leverage of EUR 2.4 billion is more than covered by the EUR 8.1 billion combined market values of ING Group’s remaining stakes in Voya Financial, Inc. and NN Group, leading to a net value surplus of EUR 5.7 billion. ING Bank remains well capitalised and its fully-loaded common equity Tier 1 ratio increased to 10.5% at the end of June 2014. The IGD ratio for NN Group rose to 272%.

ING Group

The amount of core debt at ING Group increased to EUR 4.6 billion at the end of June 2014 from EUR 3.8 billion at the end of the first quarter. The increase primarily reflects a EUR 850 million capital injection from ING Group into NN Group ahead of its IPO in early July 2014. This was partly offset by EUR 170 million of proceeds related to the sale of ING’s remaining 10% stake in SulAmérica, which was executed in June.

The net offering proceeds from the IPO of NN Group in the third quarter of 2014 totalled EUR 2.1 billion, including the exchange of the first tranche of subordinated notes into NN Group shares and the exercise of the underwriters’ over-allotment option, and were used to further reduce core debt. On a pro-forma basis, Group leverage has been reduced to EUR 2.4 billion. This amount is more than sufficiently covered by the EUR 8.1 billion combined market values for Voya Financial and NN Group (on 1 August), resulting in a pro-forma excess value of EUR 5.7 billion. The amount of excess value offers ING Group significant financial flexibility in the final stage of its restructuring.

ING Bank

ING Bank remains well capitalised and continued to grow its capital base, with a fully-loaded common equity Tier 1 ratio of 10.5%, up from 10.1% at the end of March 2014. The increase reflects EUR 0.9 billion of retained earnings, or 0.3%-points, and higher revaluation and FX reserves, which added 0.2%-points to the ratio. This was only partially offset by a EUR 2.6 billion increase in risk-weighted assets. The fully-loaded Tier 1 ratio improved from 11.9% to 12.0% at the end of the quarter as improvements in the fully-loaded common equity Tier 1 ratio were partially offset by the redemption of EUR 1.1 billion of hybrids in April 2014.

NN Group

In connection with the IPO recapitalisation activities, ING Group injected EUR 850 million of capital into NN Group in the second quarter of 2014. These funds were used to reduce debt owed to ING Group, to provide a subordinated loan to NN Life and to increase the cash capital position at the holding company. The Insurance Group Directive (IGD) ratio increased strongly to 272% from 245% at the end of March. The increase mainly reflects the pre-IPO EUR 850 million capital injection by ING Group and the positive net result for NN Group of EUR 252 million in the second quarter of 2014. In April 2014, NN Group issued EUR 1 billion dated subordinated debt. The net proceeds were used to repay subordinated and senior debt to ING Group. In July 2014, NN Group issued a EUR 1.0 billion perpetual subordinated bond, callable after 11.5 years. The net proceeds were used to repay subordinated debt to ING Group.

Dividend

ING’s policy is to pay dividends in relation to the long-term underlying development of cash earnings. Dividends will only be paid when the Executive Board considers such a dividend appropriate. Given the uncertain financial environment, increasing regulatory requirements and ING’s priority to repay the remaining outstanding core Tier 1 securities, no interim dividend will be paid over the first six months of 2014.

ING GROUP PRESS RELEASE 2Q2014 11

BUSINESS AND SUSTAINABILITY HIGHLIGHTS

ING Bank’s strategy is to empower people to stay a step ahead in life and in business through its advice, products and services. The strategy of NN Group is to deliver an excellent customer experience by delivering transparent products and services through various channels. Sustainability is a priority at both companies: they aim to contribute to a reliable financial system that facilitates the sustainable development of the economy.

Extel Survey: ING best broker in the Benelux

In the 2014 Extel Survey, ING was named best broker in the Benelux for the fifth year in a row based on the input of more than 7,500 professional investors in 62 countries. Investors praised the quality of ING’s equity analysis and its ability to provide companies with access to the capital markets.

The award is a recognition for ING’s efforts to bring its corporate clients in the Benelux in direct contact with institutional investors through regular roadshows and investor conferences. One example is the ‘Pan European Days’ event in New York in May 2014, where ING introduced 16 Dutch Euronext-listed companies to more than 150 institutional investors in North America.

Commercial Banking: Focus on sustainable lending

In the second quarter, ING was involved in various transactions that underscore ING’s efforts to fund the transition to a sustainable economy, including:

•	Construction of the world’s largest single-contract geothermal project is underway in Indonesia following the completion of a landmark USD 1.17 billion financing deal between Sarulla Operations Limited and international lenders, including ING Bank as the mandated lead arranger. Once operational, the Sarulla Geothermal Power Project will deliver 320 MW of clean, sustainable and reliable electricity to the Indonesian market and reduce annual carbon dioxide emissions by about 1.3 million tonnes. The venture is widely regarded as a breakthrough project in what is still largely considered an underdeveloped segment of the energy sector. The financing is in line with environmental, health, safety and social guidelines from the IFC Performance Standards, the Equator Principles, the Japan Bank for International Cooperation and the Asian Development Bank.

•	Izmir, Turkey’s third largest city, secured financing of EUR 165 million to construct two new light railway lines and deliver on its strategy of gradually reducing the public’s reliance on cars and increasing the offer of fast, comfortable, safe and environmentally-friendly alternatives. ING Bank was part of the consortium of banks providing the financing. This financing follows a similar transaction in June 2013 of EUR 170 million to revitalise and expand the city’s ferry transportation system with new passenger ships, vehicle ferries and wharves.

ING Group signs Green Bonds Principles

In May, ING Group joined a group of financial institutions as a member of the ‘Green Bonds Principles’ initiative. Green bonds enable capital-raising and investment in new and existing projects with environmental and social benefits. Recent activity shows that the market for green bonds is developing rapidly. The Green Bonds Principles are voluntary process guidelines that aim to promote transparency, disclosure and integrity in the green bond market by clarifying the approach for issuance of a green bond. Membership in this initiative is granted to organisations that have issued, underwritten or placed, or invested in a green bond. ING’s membership will support its efforts to facilitate green bond issuances for clients that seek to raise capital for environmental innovation.

NN Group: Distinction for quality customer service

In the Netherlands, Nationale-Nederlanden (NN) received the ‘Keurmerk Klantgericht Verzekeren’, a quality mark for customer-focused insurance. In 2010, this quality mark was awarded for NN’s retail operations only; now it has been extended to the entire company in the Netherlands.

One example of how NN has improved its service recently is the new ‘claims manager at home’. Policyholders with home insurance who make a claim that involves significant damage to their home, or has a serious impact on their personal life (such as a fire or burglary), are eligible for this service. These claim managers, who have received special training in how to deal with grief, come to the customer’s home to provide more personal attention and, if desired, to handle the entire claims-handling process for them. This new service is unique in the Netherlands and supports NN’s aim to create a positive experience during the infrequent moments when most people have contact with their insurance company. In the second quarter, this service was used 1,250 times.

ING IM reports publicly under new PRI reporting framework

A growing number of clients and prospects of ING Investment Management (ING IM), part of NN Group, demand environmental, social and corporate governance (ESG) standards for their investments as well as tailor-made solutions and advice. Integrating ESG aspects is at the heart of ING IM’s responsible investment approach. As a signatory to the Principles for Responsible Investment (PRI), ING IM reported publicly for the first time under the new PRI reporting framework. ING IM’s PRI Transparency Report gives an assessment of the progress of ING IM’s responsible investment and capabilities. The report can be downloaded at: www.ingimresponsibleinvesting.com

ING IM partners with Maastricht University’s ECCE

ING IM and Maastricht University’s European Centre for Corporate Engagement (ECCE) have entered into a partnership to investigate the relationship between a wide range of sustainability factors and the key value drivers associated with equity and corporate bonds. The multi-year partnership will include three research projects aimed at generating insights into how various ESG factors influence investment returns. Maastricht University’s ECCE is one of the world’s leading research institutes on sustainable finance and responsible investing.

12     ING GROUP PRESS RELEASE 2Q2014

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT

ING Group: Consolidated profit and loss account

	Total ING Group[1]		Total Banking		NN Group		Insurance Other
in EUR million	2Q2014	2Q2013[2]	2Q2014	2Q2013	2Q2014	2Q2013[2]	2Q2014	2Q2013
Gross premium income	1,977	2,015			1,977	2,017		-2
Interest result Banking operations	2,966	2,978	2,985	3,006
Commission income	748	731	595	582	153	163		-14
Total investment & other income	1,001	561	201	265	794	302	12

Total underlying income	6,693	6,286	3,781	3,853	2,925	2,483	12	-16

Underwriting expenditure	2,012	1,753			2,012	1,755		-2
Staff expenses	1,511	1,529	1,207	1,236	304	293
Other expenses	1,024	995	866	828	152	173	7	-6
Intangibles amortisation and impairments	26	26	26	26

Operating expenses	2,561	2,550	2,098	2,090	456	466	7	-6
Interest expenses Insurance operations	93	125			118	159
Addition to loan loss provision	405	616	405	616
Other	2	2			2	2

Total underlying expenditure	5,073	5,045	2,503	2,706	2,588	2,382	7	-9

Underlying result before tax	1,620	1,241	1,278	1,147	337	101	5	-7

Taxation	424	315	338	283	74	33	11	-1
Minority interests	16	25	17	23	-1	4		-2

Underlying net result	1,181	901	923	840	264	64	-6	-3

Net gains/losses on divestments	-3	-16			-3	-61		45
Net result from divested units
Net result from discontinued operations Insurance/IM Asia	2	65			2	65
Net result from discontinued operations Voya Financial	22	-23					22	-23
Special items after tax	-135	-33	-117	-22	-18	-11

Net result	1,067	895	806	819	245	56	16	19

[1]	Including intercompany eliminations
[2]	The figures of this period have been restated to reflect the change in accounting policy, i.e. the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for life in the Japan Closed Block VA as of 1 January 2014

ING GROUP PRESS RELEASE 2Q2014     13

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET

ING Group: Consolidated balance sheet

	ING Group		ING Bank N.V.		NN Group		Voya Financial /Holdings /Eliminations
in EUR million	30 June 14	31 March 14	30 June 14	31 March 14	30 June 14	31 March 14	30 June 14	31 March 14
Assets
Cash and balances with central banks	15,010	21,253	12,334	19,148	6,739	8,114	-4,063	-6,009
Amounts due from banks	43,185	49,481	43,185	49,481
Financial assets at fair value through P&L	177,493	166,374	133,198	124,132	44,516	42,360	-221	-118
Investments	161,465	146,414	94,439	82,565	67,025	63,684		165
Loans and advances to customers	539,517	532,141	513,488	507,774	27,111	25,905	-1,081	-1,538
Reinsurance contracts	270	275			270	275
Investments in associates and joint ventures	3,074	2,813	1,469	1,549	1,575	1,243	30	21
Real estate investments	1,137	1,055	93	55	786	743	258	257
Property and equipment	2,275	2,368	2,127	2,206	149	162
Intangible assets	1,835	1,816	1,613	1,596	383	382	-161	-162
Deferred acquisition costs	1,441	1,411			1,441	1,411
Other assets	20,779	19,973	16,758	16,462	3,945	3,274	76	237

Total assets excl. assets held for sale	967,482	945,374	818,705	804,969	153,939	147,553	-5,162	-7,148

Assets held for sale	3,036	3,074			123	180	2,913	2,894

Total assets	970,517	948,448	818,705	804,969	154,062	147,734	-2,251	-4,255

Equity
Shareholders’ equity	48,461	45,380	34,124	32,341	16,939	14,682	-2,602	-1,643
Minority interests	616	625	557	539	60	72	-1	14
Non-voting equity securities	683	683					683	683

Total equity	49,760	46,688	34,681	32,880	16,999	14,754	-1,920	-946

Liabilities
Subordinated loans	6,748	6,959	15,519	16,227	3,287	2,890	-12,058	-12,158
Debt securities in issue	135,420	131,662	130,000	126,238			5,420	5,424
Other borrowed funds	16,623	14,765			4,368	4,243	12,255	10,522
Insurance and investment contracts	116,036	113,836			116,031	113,836	5
Amounts due to banks	32,401	29,882	32,401	29,882
Customer deposits and other funds on deposits	489,254	482,648	488,411	483,734	6,519	6,190	-5,676	-7,276
Financial liabilities at fair value through P&L	101,522	100,718	100,004	99,552	1,859	1,396	-341	-230
Other liabilities	22,749	21,272	17,690	16,455	4,995	4,408	64	409

Total liabilities excl. liabilities held for sale	920,753	901,742	784,024	772,089	137,059	132,962	-331	-3,309

Liabilities held for sale	4	18			4	18

Total liabilities	920,757	901,760	784,024	772,089	137,063	132,980	-331	-3,309

Total equity and liabilities	970,517	948,448	818,705	804,969	154,062	147,734	-2,251	-4,255

14     ING GROUP PRESS RELEASE 2Q2014

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail International
	Total Retail Banking		Netherlands		Belgium		Germany		Rest of World
in EUR million	2Q2014	2Q2013	2Q2014	2Q2013	2Q2014	2Q2013	2Q2014	2Q2013	2Q2014	2Q2013
Profit & loss
Interest result	2,220	2,121	937	893	501	440	364	322	419	467
Commission income	332	330	114	117	94	90	31	28	94	94
Investment income	-8	3	1	1	-12	0	2	0	0	2
Other income	55	99	-15	13	38	39	3	3	28	44

Total underlying income	2,599	2,552	1,037	1,024	621	569	400	352	540	607

Staff and other expenses	1,459	1,508	568	560	350	364	188	173	353	412
Intangibles amortisation and impairments	6	9	4	7	2	2	0	0	0	0

Operating expenses	1,466	1,518	571	567	352	366	188	173	354	412

Gross result	1,133	1,035	466	457	269	202	212	179	187	195

Addition to loan loss provision	263	370	178	218	49	41	10	21	25	91

Underlying result before tax	870	664	288	240	220	161	201	159	161	105

Client balances (in EUR billion)[1]
Residential Mortgages	275.6	282.6	131.6	143.6	31.9	30.4	63.2	60.4	48.9	48.2
Other Lending	94.4	97.1	36.1	38.4	36.2	35.5	4.7	4.1	17.4	19.1
Funds Entrusted	402.9	393.6	116.0	119.5	81.6	80.2	111.7	102.2	93.6	91.7
AUM/Mutual Funds	63.4	56.4	18.8	16.8	27.9	25.8	7.3	6.4	9.4	7.4

Profitability and efficiency[1]
Cost/income ratio	56.4%	59.5%	55.1%	55.3%	56.7%	64.4%	47.1%	49.0%	65.5%	67.8%
Return on equity based on 10.0% common equity Tier 1[2]	17.1%	13.2%	13.7%	13.1%	26.2%	21.6%	21.7%	19.7%	14.5%	6.2%

Risk[1]
Risk costs in bp of average RWA	69	105	113	158	83	81	17	38	24	83
Risk-weighted assets (end of period)	154,291	141,770	62,845	56,530	24,288	20,739	25,285	21,850	41,873	42,651

[1]	Key figures based on underlying figures
[2]	Underlying after-tax return divided by average equity based on 10.0% common equity Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 2Q2014     15

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Commercial Banking: Consolidated profit and loss account

	Total Commercial Banking		Industry Lending		General Lending & Transaction Services		Financial Markets		Bank Treasury, Real Estate & Other
in EUR million	2Q2014	2Q2013	2Q2014	2Q2013	2Q2014	2Q2013	2Q2014	2Q2013	2Q2014	2Q2013
Profit & loss
Interest result	852	857	403	387	251	239	139	123	59	108
Commission income	263	253	136	124	93	98	33	30	0	1
Investment income	45	49	11	15	0	0	-1	5	35	29
Other income excl. CVA/DVA	209	192	-19	-18	5	5	150	153	73	52

Underlying income excl. CVA/DVA	1,369	1,351	531	507	349	342	322	312	167	190
Other income—DVA on structured notes	-34	34					-34	34
Other income—CVA/DVA on derivatives	-13	45					-13	45

Total underlying income	1,322	1,430	531	507	349	342	274	391	167	190

Staff and other expenses	560	543	124	111	181	176	196	195	59	61
Intangibles amortisation and impairments	15	10	9	0	0	0	0	0	6	10

Operating expenses	575	553	133	111	181	176	196	195	64	71

Gross result	747	878	398	396	167	166	78	196	103	119

Addition to loan loss provision	142	245	63	155	58	44	-1	-1	22	47

Underlying result before tax	605	632	335	241	109	122	79	197	81	72

Client balances (in EUR billion)[1]
Residential Mortgages
Other Lending	129.5	125.0	76.8	74.4	43.1	39.3	2.3	1.6	7.2	9.6
Funds Entrusted	75.7	73.5	1.2	0.8	37.2	35.8	3.2	3.9	34.0	33.0
AUM/Mutual Funds	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.2

Profitability and efficiency[1]
Cost/income ratio	43.5%	38.6%	25.0%	21.9%	52.0%	51.4%	71.6%	49.8%	38.5%	37.1%
Return on equity based on 10.0% common equity Tier 1[2]	12.4%	14.7%	20.3%	15.4%	9.2%	9.2%	7.0%	22.6%	7.7%	11.3%

Risk[1]
Risk costs in bp of average RWA	42	76	52	118	68	47	-1	-1	54	141
Risk-weighted assets (end of period)	135,024	130,128	49,198	54,860	34,908	36,674	35,361	25,317	15,557	13,277

[1]	Key figures based on underlying figures
[2]	Underlying after-tax return divided by average equity based on 10.0% common equity Tier 1 ratio (annualised)

16     ING GROUP PRESS RELEASE 2Q2014

ENQUIRIES

Investor enquiries

T: +31 20 576 6396

E: investor.relations@ing.com

Investor conference call and webcast

Ralph Hamers, Patrick Flynn and Wilfred Nagel will discuss the results in an analyst and investor conference call on 6 August 2014 at 9:00 CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 207 190 1537 (UK) or +1 480 629 9676 (US) and via live audio webcast at www.ing.com.

Press enquiries

T: +31 20 576 5000

E: media.relations@ing.com

Press media call

Ralph Hamers, Patrick Flynn and Wilfred Nagel will also discuss the results in a press media call on 6 August 2014 at 11:00 CET. Journalists can join the conference call via the Q&A-mode at +31 20 531 5847 (NL) or +44 203 365 3210 (UK).

Additional information is available in the following documents on www.ing.com:

•	ING Group Quarterly Report

•	ING Group Historical Trend Data

•	ING Group Analyst Presentation

•	ING Group Condensed consolidated interim financial information for the period ended 30 June 2014

•	ING Bank Condensed consolidated interim financial information for the period ended 30 June 2014

•	ing.world, ING Group’s online magazine, for anyone who is interested in ING

IMPORTANT LEGAL INFORMATION

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, the same accounting principles are applied as in the 2Q2014 ING Group Interim Accounts.

All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward- looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction. The securities of NN Group have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

ING GROUP PRESS RELEASE 2Q2014     17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By	:/s/ N. Tambach
N. Tambach
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 6 August, 2014